October 21, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:         Michael Purcell
Daniel Morris

Re:     Dynagas LNG Partners LP
Registration Statement on Form F-3
File No. 333-281195

Ladies and Gentlemen:

Reference is made to the registration statement on Form F-3 of Dynagas LNG Partners LP (the “Partnership”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 1, 2024, and thereafter amended on September 23, 2024 (the “Amended Registration Statement”) to, among other things, respond to comments received from the staff of the Commission (the “Staff”).

By letter dated October 8, 2024, the Staff provided the Partnership with additional comments to the Amended Registration Statement (the “Comment Letter”). The Partnership is today filing this letter to respond to the Staff’s comments contained in the Comment Letter.  Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form F-3
Exhibit 3.2: Fourth Amended and Restated Agreement of Limited Partnership of Dynagas
LNG Partners LP
Section 18.8, page 82

1.
We note your response to prior comment 1 and reissue in part. Please clarify in your registration statement that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

With respect to the first part of the Staff’s comment, the Partnership acknowledges that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Partnership respectfully advises the Staff that the Amended Registration Statement already includes the following disclosure that is fully responsive to the Staff’s comment:

Page 9 and Page 31: “Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act and the rules and regulations thereunder and Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act and the rules and regulations thereunder.”

With respect to the second part of the Staff’s comment, the Partnership acknowledges that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Partnership respectfully advises the Staff that the Amended Registration Statement already includes the following language, which the Partnership believes is materially consistent with the disclosure requested by the Staff.

Page 9 and Page 31: “[. . .] our Forum Selection Clause shall not relieve us of our statutory duties to comply with the federal securities laws and the rules and regulations thereunder, and our unitholders are not deemed to have waived our compliance with these laws, rules, and regulations, as applicable [. . .].

The Partnership further advises the Staff that the disclosure referenced directly above is substantially identical to analogous disclosure made by other issuers in filings with the Commission,1 including in response to comments by the Staff that were similar to the comment in the Comment Letter.2

The Partnership additionally advises the Staff that its disclosure in the Amended Registration Statement regarding the applicability of its Forum Selection Clause in view of Section 27 of the Exchange Act and Section 22 of the Securities Act, and in particular, taking into account the uncertainty resulting from the recent circuit split in the United States between the Courts of Appeals for the Seventh and Ninth Circuits (as described in the Amended Registration Statement), is materially consistent with disclosure that the Staff recently reviewed and considered in the registration statements of certain other issuers.3

1 E.g., Hornbeck Offshore Services, Inc. (Form S-1/A) (September 20, 2024); Bolt Projects Holdings, Inc. (Form S-1/A) (September 19, 2024); Aeye, Inc. (Form S-1/A) (August 14, 2024); Endo, Inc. (Form S-1/A) (July 26, 2024); Icon Energy Corp. (Form F-1/A) (July 10, 2024).
2 Willscot Holdings Corp. (CORRESP) (May 3, 2024); Bandwidth Inc. (CORRESP) (July 21, 2022); Ultimax Digital, Inc. (DRSLTR) (June 7, 2022); Curative Biotechnology Inc. (DRSLTR) (January 10, 2022); Microstrategy Inc. (CORRESP) (October 22, 2021).
3 E.g., Icon Energy Corp., Registration Statement (Form F-1/A, at 34 and 87) (July 10, 2024); Icon Energy Corp. (DRSLTR) (April 23, 2024); Icon Energy Corp. (CORRESP) (May 14, 2024).

Based on the foregoing, the Partnership believes that its disclosure in the Amended Registration Statement regarding its Forum Selection Clause and related matters is sufficiently clear and adequately informs unitholders and potential investors on this matter, and further, is in-line with similar disclosure of other issuers.  Accordingly, the Partnership respectfully declines to revise its disclosure in response to this comment.

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If you have any questions or comments concerning this letter, please feel free to contact Filana R. Silberberg, Esq. at (212) 922-2225.

Yours sincerely,

Watson Farley & Williams LLP

By: /s/ Filana R. Silberberg

Filana R. Silberberg, Esq.